UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  X   Form 40-F
                                                 ---            ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                The following is included in this Report on Form 6-K:

                     1. Press Release, dated November 13, 2003.

MEDIA RELEASE

2585 Meadowpine Blvd.
Mississauga, Ontario
L5N 8H9

             HEMOSOL ANNOUNCES THIRD QUARTER 2003 FINANCIAL RESULTS

TORONTO, ON, NOVEMBER 13, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced financial results and reviewed operational highlights for the third quarter of 2003. Unless otherwise stated, all dollar amounts presented herein are Canadian dollars.


The Company's net loss decreased to $4.0 million, or $0.09 per share, for the quarter ended September 30, 2003 from $11.8 million or $0.26 per share for the quarter ended September 30, 2002. Net losses for the first nine months were $24.0 million ($0.52 per share) versus $43.4 million ($1.00 per share) in the prior year. This decrease primarily resulted from cost savings plans implemented in both June 2002 and April 2003 and the suspension of clinical trials.

"The third quarter was an important period of transition as we continued to focus on containing costs while exploring all available strategic options to increase the Company's financial flexibility," said Lee Hartwell, Chief Executive Officer of Hemosol. "Subsequent to the quarter's end we announced plans for a private placement financing that may raise as much as $8.6 million. We intend to use the proceeds to complete a number of events that are important for our long-term success including the non-clinical analysis of HEMOLINK(TM), the implementation of a contract manufacturing strategy for our Meadowpine facility, and the further development of other product candidates."


DEVELOPMENT UPDATE
The company continues to advance non-clinical analysis on its core product HEMOLINK that includes both in vitro and in vivo studies. Hemosol's goal is to review progress in these studies with the U.S. Food & Drug Administration in early 2004 and to get HEMOLINK off clinical hold by the fourth quarter of next year. The total anticipated cost to complete this work is less than $1 million.


Hemosol is also actively pursuing opportunities to generate revenues by using its state-of-the-art Meadowpine facility for contract manufacturing of biologics, particularly blood-related proteins. The Company believes there is considerable demand for facilities and expertise in engineering and quality assurance/control in this sector. Potential revenue from contract manufacturing may provide a revenue stream to offset Hemosol's own development costs in addition to allowing the Company to retain this valuable resource.


FINANCING DETAILS
On November 7th, Hemosol announced that it had commenced efforts to undertake a private placement financing for the sale of up to 11.5 million Units of Hemosol at a price of $0.75 per Unit. Each Unit will consist of one common share and one-half of one warrant, with each whole warrant entitling the holder to purchase one common share for $0.90 at any time within 36 months of the closing of the transaction. If the offering is fully subscribed, $4.35 million will be paid to Hemosol on closing. The remaining $4.275 million will be held in escrow and released if both the Nasdaq Stock Exchange and Hemosol shareholders grant approval. The offering is expected to close on or before November 25, 2003 and is subject to customary conditions including TSX approval.

PRODUCT PIPELINE UPDATE

Hemosol continues to develop its rich pipeline of new product candidates. The Company has products within two core platform technologies - protein bioconjugation and cell expansion.

Results from a pre-clinical study evaluating the potential therapeutic applications of one of these products, HRC 203, a ribavirin-hemoglobin drug conjugate, were recently presented at the 54th Annual Meeting of the American Association for the Study of Liver Diseases (AASLD). In studies using a coronavirus model of acute viral hepatitis, conducted by Hemosol's scientific collaborator Dr. Gary Levy (Toronto General Hospital of the University Health Network), mice treated with HRC 203 exhibited superior clinical behaviour compared to both untreated animals and animals treated with free ribavirin. Ribavirin is the current standard of care, in combination with interferon, for the treatment of human hepatitis C virus (HCV) infection. HRC 203 treatment reduced disease progression, and resulted in a strong anti-viral activity in vitro not achieved with the free ribavirin. These data provide important proof-of-concept for the hemoglobin-based drug delivery platform by demonstrating improved drug performance and reduced systemic toxicity through targeted delivery.

This study sets the stage for further investigation in support of clinical indications for treating patients infected with hepatitis C or possibly the coronavirus that leads to SARS. Additionally, Hemosol has synthesized other hemoglobin conjugates to investigate their application in the treatment of cancer and as radio-imaging agents. Hemosol has broad patent protection for this platform technology, including three US patents and related international patents and patent applications.


MORE FINANCIAL RESULTS
Total operating expenses for the quarter ended September 30, 2003 decreased by 55% to $4.3 million from $9.6 million for the quarter ended September 30, 2002, bringing operating expenses for the nine months ending September 30, 2003 to $21.3 million versus $36.7 million in the prior year. The lowering of operating expenses resulted from cost savings plans implemented in both June 2002 and April 2003 which have reduced the Company's average monthly burn to approximately $1.2 million.


The company incurred an interest expense of $226,000 for the quarter ended September 30, 2003 versus interest income of $209,000 for the quarter ended September 30, 2002. Interest expense for the nine months ending September 30, 2003 was $448,000 versus interest income of $686,000 in the prior year. The increase in interest expense was due to the Company drawing down funds from its $20 million credit facility as well as lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates.

Amortization of deferred charges increased to $1.3 million for the quarter ended September 30, 2003 from $0.2 million for the quarter ended September 30, 2002. Amortization of deferred charges for the nine months ending September 30, 2003 were $3.7 million versus $0.8 million in the prior year. The $1.3 million amortization charge relates to the charges associated with the $20 million credit facility.

The Company incurred a total of $0.2 million in capital expenditures during the quarter ended September 30, 2003, bringing capital expenditures for the nine months ending September 30, 2003 to $8.3 million versus $26.5 million in the prior year. The $0.2 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $89.0 million at September 30,2003, of which $87.2 million relates to the new facility.

FINANCIAL STATEMENTS TO FOLLOW:

THE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE NOTES. THE COMPLETE STATEMENTS ARE AVAILABLE FROM THE COMPANY'S WEBSITE: WWW.HEMOSOL.COM.


HEMOSOL INC.
CONSOLIDATED BALANCE SHEET

                                                Sept 30,          December 31,
                                                  2003                 2002
(THOUSANDS OF CANADIAN DOLLARS)                unaudited             audited
------------------------------------------------------------------------------

ASSETS
CURRENT
Cash and cash equivalents                         1,074                17,579

Cash held in escrow                                   -                 5,000
Amounts receivable and other assets                 645                 1,077
Inventory and supplies                            2,289                 2,877

------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                              4,008                26,533
------------------------------------------------------------------------------

OTHER
Capital assets, net                              89,002                88,907
Patents and trademarks, net                       2,262                 2,176
Deferred charges, net                             2,939                 6,696

------------------------------------------------------------------------------
TOTAL OTHER ASSETS                               94,203                97,779
-----------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                 98,211               124,312
------------------------------------------------------------------------------


LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities          2,143                15,249

Debentures payable                                    -                 5,000
------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                         2,143                20,249
------------------------------------------------------------------------------

LONG TERM

Long term loan payable                           16,000                     -
------------------------------------------------------------------------------
TOTAL  LIABILITIES                               18,143                20,249
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                   336,289               336,289
Contributed surplus                               8,535                 8,535
Deficit                                        (264,756)             (240,761)

------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                       80,068               104,063
------------------------------------------------------------------------------
                                                 98,211               124,312
------------------------------------------------------------------------------

Hemosol Inc.
consolidated statement of loss and deficit unaudited

                                                                      THREE MONTH PERIOD ENDED             NINE MONTH PERIOD ENDED
                                                        ------------------------------------   ------------------------------------
                                                                 Sept 30,          Sept 30,             Sept 30,          Sept 30,
(THOUSANDS OF CANADIAN DOLLARS,                                      2003              2002                 2003              2002
EXCEPT FOR SHARE DATA)
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                                           1,847             3,124                7,560            12,671
   Regulatory and clinical                                            704             3,924                5,464            12,555

-----------------------------------------------------------------------------------------------------------------------------------

Total research and development                                      2,551             7,048               13,024            25,226
Administration                                                      1,349             1,152                5,036             4,803
Marketing and business development                                    125               964                1,547             4,967
Support services                                                      251               468                1,678             1,729
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    4,276             9,632               21,285            36,725
-----------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                               (4,276)           (9,632)             (21,285)          (36,725)
Amortization of deferred charges                                   (1,252)             (189)              (3,747)             (751)
Write off of deferred charges                                           -            (3,381)                   -            (6,453)
Interest income (expense)                                            (226)              209                 (448)              686
Foreign currency translation loss                                       2             1,239                 (283)             (183)
Miscellaneous Income                                                1,768                 -                1,768                 -
-----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                           (3,984)          (11,754)             (23,995)          (43,426)
Provision for income taxes                                              -                 -                    -                 -
-----------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                            (3,984)          (11,754)             (23,995)          (43,426)

Deficit, beginning of period                                     (260,772)         (217,539)            (240,761)         (183,858)
Share issue costs                                                       -               (27)                   -            (2,036)

-----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                           (264,756)         (229,320)            (264,756)         (229,320)
-----------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER
COMMON SHARE                                                        (0.09)            (0.26)               (0.52)            (1.00)
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                                  46,103            46,066               46,103            43,234
-----------------------------------------------------------------------------------------------------------------------------------


Hemosol Inc.
consolidated statement of cash flows
unaudited

                                                              THREE MONTH PERIOD ENDED                    NINE MONTH PERIOD ENDED
                                                        ------------------------------------  ------------------------------------
                                                                 Sept 30,          Sept 30,            Sept 30,          Sept 30,
(THOUSANDS OF CANADIAN DOLLARS)                                      2003              2002                2003              2002
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                            (3,984)          (11,754)            (23,995)          (43,426)
Add (deduct) items not requiring
   an outlay of cash
       Foreign currency translation loss                               (2)           (1,239)                283               183
       Amortization of deferred charges                             1,252               189               3,747               751
       Write off of deferred charges                                    -             3,381                   -             6,453
       Amortization of capital assets
          patents and trademarks                                      625               794               1,881             2,063

----------------------------------------------------------------------------------------------------------------------------------
                                                                   (2,109)           (8,629)            (18,084)          (33,976)

Net change in non-cash working capital
  balances related to operations                                     (464)           12,531              (5,590)            1,647

----------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                  (2,573)            3,902             (23,674)          (32,329)
----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                            (92)             (107)               (187)             (196)
Purchase of capital assets                                           (172)          (13,493)             (8,332)          (26,510)
Sale of short-term investments                                          -                 -                   -            67,052

----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                                             (264)          (13,600)             (8,519)           40,346
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                                   -                 -                   -            22,824
Proceeds from long term loan                                        3,000                 -              16,000                 -
Deferred charges                                                        -              (175)                (29)             (175)
Share issue costs                                                       -               (27)                  -            (2,036)

----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                               3,000              (202)             15,971            20,613
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash
   and cash equivalents                                               163            (9,900)            (16,222)           28,630
Effect of exchange rate changes on cash
  and cash equivalents                                                  2             1,239                (283)             (183)
Cash and cash equivalents,
   beginning of period                                                909            39,893              17,579             2,785

----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                                    1,074            31,232               1,074            31,232
----------------------------------------------------------------------------------------------------------------------------------


ABOUT HEMOSOL INC.
Hemosol is a biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.


For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contact:          JASON HOGAN
                  Investor Relations
                  416 361 1331
                  800 789 3419
                  416 815 0080 fax
                  ir@hemosol.com
                  www.hemosol.com
                  ---------------

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  HEMOSOL INC.



Date:      November 13, 2003      By:  /s/  LEE D. HARTWELL
                                     -------------------------------------------
                                  Name:   Lee D. Hartwell
                                  Title: President and Chief Executive Officer